UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission File No: 001-12822

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BEAZER HOMES USA, INC. 401(k) PLAN
1000 Abernathy Road
Suite 260
Atlanta, Georgia 30328

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Beazer Homes USA, Inc.
1000 Abernathy Rd
Suite 260
Atlanta, Georgia 30328

REQUIRED INFORMATION
The Beazer Homes USA, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2013 and 2012, and the supplemental schedule as of December 31, 2013, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference. Written consent to the incorporation of the Plan’s financial statements in registration statements on Form S-8 and Form S-3 under the Securities Act of 1933 is attached hereto as Appendix 2.
SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAZER HOMES USA, INC. 401(k) PLAN
By:

/s/ Catherine Lafiandra	June 18, 2014
Catherine Lafiandra
Plan Administrator Beazer Homes USA, Inc.

/s/ Kenneth F. Khoury	June 18, 2014
Kenneth F. Khoury
Executive Vice-President, Chief Administrative Officer and General Counsel Beazer Homes USA, Inc.

APPENDIX 1

Beazer Homes USA, Inc.
401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2013
and 2012, Supplemental Schedule as of December 31, 2013
and Report of Independent Registered Public Accounting Firm

Beazer Homes USA, Inc.
401(k) Plan
Table of Contents

Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	5
Notes to Financial Statements	6
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2013	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants in and Plan Administrator of
Beazer Homes USA, Inc. 401(k) Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012,and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 18, 2014

Beazer Homes USA, Inc. 401(k) Plan Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Participant directed investments, at fair value	$72,155,235	$63,516,900
Receivables:
Notes receivable from participant loans	1,020,848	965,719
Net assets available for benefits, at fair value	73,176,083	64,482,619
Adjustment from fair value to contract value for fully benefit-responsive Stable Value Fund	(116,107)	(249,468)
Net assets available for benefits	$73,059,976	$64,233,151
See accompanying notes to financial statements.

Beazer Homes USA, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Contributions:
Participants	$4,790,254	$3,843,174
Employer	1,345,837	1,141,499
Rollovers	1,288,562	183,244
Total contributions	7,424,653	5,167,917
Investment income:
Interest and dividends	3,331,063	1,609,056
Net appreciation in fair value of investments	9,417,799	6,096,419
Net investment income	12,748,862	7,705,475

Distributions to participants	(11,290,337)	(13,691,352)
Administrative expenses	(56,353)	(39,992)
Net increase (decrease) in net assets available for benefits	8,826,825	(857,952)
Net assets available for benefits:
Beginning of year	64,233,151	65,091,103
End of year	$73,059,976	$64,233,151
See accompanying notes to financial statements.

Beazer Homes USA, Inc. 401(k) Plan
Notes to Financial Statements
1. Description of Plan
The following description of the Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions..
General — The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for the purpose of receiving retirement benefits. The Plan is a savings and investment plan covering eligible employees of Beazer Homes USA, Inc. and subsidiaries (the “Company”). The Plan is administered by a committee appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective February 2013, participants may choose to make contributions on an after-tax basis through a Roth 401(k) option. Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan. A qualified distribution is a distribution after separation of service, due to death, disability or after age 59½.
Eligibility — All employees who have attained 21 years of age are automatically enrolled in the Plan at a contribution rate of 4% of his/her pretax eligible earnings on the first day of the month following the completion of 30 days of service. If an employee does not make an election, these contributions are initially invested in an age-based target retirement date investment fund. At any time, an employee has the option to change his/her contribution rate, which changes are effective on the first day of the following month, and investment election(s) which changes are effective as soon as administratively feasible.
Contributions — Contributions to the Plan are comprised of salary deferral contributions by Plan participants, Company matching contributions, Company discretionary contributions, and rollovers from other plans. Non-highly compensated employees may elect to make a salary deferral contribution of 1% to 80% of annual compensation on a pre-tax basis, up to the annual dollar Internal Revenue Service (“IRS”) limits. There is an administrative limit on the salary deferral contributions of highly compensated employees equal to 15% of annual compensation on a pre-tax basis, up to the annual dollar IRS limits. In addition, the Company’s matching contributions are discretionary, but the Company has historically made Company matching contributions equal to 50% of the first 6% of annual earnings contributed by the employees. The Company made such matching contributions for the years ended December 31, 2013 and 2012.
The Company may elect, at the discretion of the Board of Directors, to make an additional discretionary contribution. The Company did not make any additional discretionary contributions for the years ended December 31, 2013 and 2012.
Participant Accounts — Individual accounts are maintained for each Plan participant. Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings and charged with withdrawals and an allocation of the Plan’s losses and administrative expenses, as applicable. The benefit to which a participant is entitled is the vested balance in his or her account.
Gains and losses on plan investments are allocated between all participants’ accounts in the same proportion that each participant’s account bears to the total of all participants’ accounts within specified investment funds.
Each participant may direct the investment of his or her account to the various investment options currently offered by the Plan.
Vesting of Benefits — Participants become vested in the Company discretionary contributions and the Company matching contributions in accordance with the following schedule:

Completed Years of Service	Percentage Vested
Less than two years	—%
Two, but less than three years	25%
Three, but less than four years	50%
Four, but less than five years	75%
Five years or more	100%
Amounts forfeited upon termination are used to reduce future Company contributions and eligible plan expenses. At December 31, 2013 and 2012, forfeited non-vested accounts available to reduce future Company contributions totaled approximately $70,000 and $62,000, respectively. During the years ended December 31, 2013 and 2012 the Company’s contributions were reduced by approximately $479,000 and $375,000, respectively, for forfeitures.
The participant salary deferral contributions are fully vested and non-forfeitable at all times.
Distributions — Upon normal retirement, permanent disability, death or termination of employment the participant or his or her designated beneficiary may receive his or her vested interest in the Plan in the form of a lump-sum payment.
Notes Receivable from Participant Loans — A participant may request a loan equal to part or all of the value of his or her salary deferral contributions and the vested portion of the Company matching contributions subject to a minimum of $1,000, but not to exceed the lesser of (1) one-half of the participant’s vested percentage of his account or (2) $50,000 reduced by the highest outstanding loan amount in the past 12 months. Such loans bear interest at a fixed rate for the term of the loan, equal to the prime rate at the beginning of the month in which the loan is made plus 1% (4.25% at December 31, 2013 and 2012, respectively). The loan balance is collateralized by the participant’s account. Upon retirement or termination of the participant’s employment, distributions from a participant’s account are made net of the outstanding loan balance. The loans are repaid through salary withholdings over periods generally ranging from one to five years except that the repayment period for loans made for the purchase of a home may range from one to ten years. These periods may be extended for leaves of absences due to military duty or disability.
Payment of Benefits — Effective January 1, 2013, the Plan made changes regarding how distributions for terminated employees would be handled. If a participant terminates, they will be notified that they can take a distribution. However, if the participant fails to respond and their account value is between $1,000 and $5,000, their account will be converted into a Fidelity IRA account outside of the Plan.
Administrative Expenses — Administrative costs and expenses are generally paid by the Company, with the exception of miscellaneous charges for loans and distributions.
2. Summary of Significant Accounting Policies
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition — The Fidelity Managed Income Portfolio Fund is a stable value fund established under the Declaration of Trust for the Fidelity Group Trust for Employee Benefit Plans (the “Stable Value Fund” or “Fund”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Stable Value Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Stable Value Fund will be able to maintain this value.
The Stable Value Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities and enters into “wrapper” contracts issued by third parties. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. The Stable Value Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. Wrap contracts are not transferable, have no trading market and there are a limited number of wrap issuers. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. In the event that wrap contracts fail to perform as intended, the Stable Value Fund’s NAV may decline if the market value of its assets declines. The Stable Value Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations which may be affected by future economic and regulatory developments.
Investments, other than investments in the Stable Value Fund, are stated at fair value based on quoted market prices in an active market. The Stable Value Fund is stated at fair value as determined by the issuer of the Stable Value Fund based on the fair value of the underlying investments and then adjusted to contract value as described above. Net appreciation or depreciation in the fair value of investments represents the change in fair value during the year, including realized gains and losses on investments sold during the period.
In accordance with Accounting Standards Codification (“ASC”) No. 946-210-45-9-19 Fully Benefit Responsive Investment Contracts, the Stable Value Fund is included at fair value in participant-directed investments in the Statements of Net Assets Available for Benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits — Benefit payments are recorded upon distribution.

3. Investments
The following table presents the investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012:

	2013		2012
	Shares	Amount	Shares	Amount
Fidelity Contrafund K	91,442	$8,784,847	*	*
Fidelity Managed Income Portfolio	7,586,852	$7,702,959	8,467,914	$8,717,382
Columbia Acorn Y Fund	160,192	$6,076,065	*	*
Fidelity International Discovery K	131,384	$5,307,911	*	*
Vanguard Target Retirement 2025	313,458	$4,936,968	*	*
Fidelity Balanced K	193,837	$4,407,847	*	*
Vanguard Target Retirement 2040	148,960	$4,218,560	*	*
Spartan 500 Index Adv Fund	64,108	$4,198,432	68,584	$3,462,828
American Beacon Large Cap Value Inst Fund	139,300	$4,004,883	*	*
Fidelity Contrafund	**	**	98,539	$7,643,642
Fidelity International Discovery Fund	**	**	145,420	$4,809,047
PIMCO Total Return Fund	**	**	360,372	$4,050,582
Fidelity Balanced Fund	**	**	190,666	$3,847,634
Fidelity Freedom 2025 Fund	**	**	314,796	$3,761,814
American Beacon Large Cap Value Fund	**	**	168,434	$3,459,643

* Investment was not included as part of the Plan as of December 31, 2012.
** Investment represents less than 5% of the Plan's net assets available for benefits at December 31, 2013.

Net appreciation (depreciation) in fair value of investments, including realized and unrealized gains and losses on investments, for the years ended December 31, 2013 and 2012 is comprised of the following:

	2013	2012
Beazer Homes USA, Inc. Company Stock Fund	$260,740	$206,677
Stock Purchase Money Market Account	151	31
Fidelity Managed Income Portfolio	28,684	39,015
PIMCO Total Return Fund	(188,216)	173,223
PIMCO Real Return Bond Advantage Fund	(44,474)	11,760
Morgan Stanley Mid Cap Growth	857,812	175,691
American Beacon Large Cap Value Fund	1,031,894	539,534
Goldman Sachs Mid Cap Value Fund	280,681	338,082
Allianz NFJ Small Cap Value Fund	261,170	46,507
Columbia Acorn Fund	471,354	233,508
Spartan U.S. Equity Index Fund	—	338,733
Spartan 500 Index Advantage Fund	973,983	126,750
TRP New Horizons Fund	99,497	(505)
Fidelity Contrafund	1,676,768	1,088,737
Fidelity Balanced Fund	486,709	423,904
Fidelity International Discovery Fund	987,068	849,024
Fidelity Freedom Income Fund	(27,380)	(25,368)
Fidelity Freedom 2000 Fund	33	223
Fidelity Freedom 2005 Fund	1,927	4,728
Fidelity Freedom 2010 Fund	23,743	20,955
Fidelity Freedom 2015 Fund	75,952	72,678
Fidelity Freedom 2020 Fund	254,462	212,432
Fidelity Freedom 2025 Fund	402,139	340,997
Fidelity Freedom 2030 Fund	291,664	179,136
Fidelity Freedom 2035 Fund	266,411	185,740
Fidelity Freedom 2040 Fund	467,092	310,527
Fidelity Freedom 2045 Fund	154,851	115,492
Fidelity Freedom 2050 Fund	44,713	29,830
Fidelity Freedom 2055 Fund	6,443	801
Fidelity Balanced K Fund	13,549	—
Fidelity Contrafund K	44,002	—
Fidelity International Discovery K Fund	14,529	—
Vanguard Target Retirement 2055 Fund	252	—
PIM Total Return Fund	(2,999)	—
Columbia Acorn Y Fund	22,474	—
Vanguard Target Retirement 2020 Fund	5,368	—
Vanguard Target Retirement 2030 Fund	5,448	—
Vanguard Target Retirement 2040 Fund	13,355	—
Vanguard Target Retirement 2050 Fund	1,104	—
PIM Real Return Fund	(1,101)	—
Vanguard Target Retirement Income Fund	487	—
Vanguard Target Retirement 2015 Fund	795	—
Vanguard Target Retirement 2025 Fund	9,370	—
Vanguard Target Retirement 2035 Fund	5,961	—
Vanguard Target Retirement 2045 Fund	4,726	—
American Beacon Large Cap Value Inst Fund	19,593	—
Undiscovered Managers Behavioral Value Fund	3,541	—
JHancock Disciplined Value Mid Cap Fund	10,560	—
Self Managed Accounts & Other	100,914	57,577
Total	$9,417,799	$6,096,419

4. Fair Value Measurements
The Plan accounts for its investments under the fair value hierarchy of ASC 820 “Fair Value Measurements and Disclosures.” The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
As required by ASC 820, the Plan’s assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan held no Level 3 assets as of December 31, 2013 or 2012. The following table sets forth by level within the fair value hierarchy the Plan’s investment assets at fair value, as of December 31, 2013 and 2012:

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap	$21,396,009	$—	$—	$21,396,009
Mid Cap	8,797,589	—	—	8,797,589
Small Cap	2,533,555	—	—	2,533,555
International	5,307,911	—	—	5,307,911
Blended	21,146,997	—	—	21,146,997
Bond/Managed Income	3,616,481	—	—	3,616,481
Employer Securities	833,090	—	—	833,090
Self-Managed Accounts	820,644	—	—	820,644
Stable Value Fund	—	7,702,959	—	7,702,959
Total investment assets at fair value	$64,452,276	$7,702,959	$—	$72,155,235

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap	$14,566,112	$—	$—	$14,566,112
Mid Cap	7,659,255	—	—	7,659,255
Small Cap	1,610,802	—	—	1,610,802
International	4,809,047	—	—	4,809,047
Blended	20,365,993	—	—	20,365,993
Bond/Managed Income	4,541,057	—	—	4,541,057
Employer Securities	678,861	—	—	678,861
Self-Managed Accounts	568,392	—	—	568,392
Stable Value Fund	—	8,717,382	—	8,717,382
Total investment assets at fair value	$54,799,518	$8,717,382	$—	$63,516,900

5. Federal Income Tax Status

Effective February 25, 2010, the Plan adopted a Volume Submitter Defined Contribution Plan (“Volume Submitter Plan”) which received a favorable opinion letter from the IRS dated March 31, 2008. This opinion letter stated that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax exempt as of December 31, 2013. Therefore, no provision for income tax has been included in the Plan’s financial statements.
6. Exempt Party-In-Interest Transactions
Party-in-interest investments held by the Plan included 34,090 shares and 40,166 shares of Beazer Homes USA, Inc. common stock at December 31, 2013 and 2012, with a fair value of approximately $832,000 and $678,000, respectively. There were no dividends earned on Beazer Homes USA, Inc. common stock for the years ended December 31, 2013 and 2012.
Investments in the Plan’s Beazer Homes USA, Inc. common stock fund were suspended effective December 7, 2007. Accordingly, a blackout period went into effect under the Plan during which Plan participants are unable to direct investments into the Beazer Homes USA, Inc. common stock fund. This blackout period began on December 7, 2007 at 4:00 p.m., Eastern Standard Time, and was made permanent by the Company’s Compensation Committee on August 6, 2009.
Certain Plan investments are shares of investment funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.
7. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements, at contract value	$73,059,976	$64,233,151
Adjustment from contract value to fair value for the fully benefit-responsive Stable Value Fund	116,107	249,468
Net assets available for benefits per the financial statements, at fair value	73,176,083	64,482,619
Deemed distributions	(23,499)	(31,539)
Net assets available for benefits per Form 5500, at fair value	$73,152,584	$64,451,080
The following is a reconciliation of net increase (decrease) in net assets available for benefits per the financial statements for the years ended December 31, 2013 and 2012, to the Form 5500:

	2013	2012
Statement of Changes in Net Assets Available for Benefits:
Net increase (decrease) in net assets available for benefits per the financial statements	$8,826,825	$(857,952)
Change in adjustment from contract value to fair value for the fully benefit-responsive Stable Value Fund	(133,361)	(21,027)
Change in deemed distributions	8,040	(4,833)
Net income per Form 5500	$8,701,504	$(883,812)

Beazer Homes USA, Inc. 401(k) Plan FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2013

		Description of Investment,
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,		Current
(a)	Lessor, or Similary Party	Collateral, Par, or Maturity Value	Cost	Value
		EMPLOYER SECURITIES:
*	Beazer Homes USA, Inc.	Beazer Homes USA, Inc. Company Stock, 34,090 shares	**	$832,475
*	Fidelity	Stock Purchase Money Market Account	**	615

		Beazer Homes USA, Inc. Stock Fund		833,090

		STABLE VALUE FUND:
*	Fidelity	Fidelity Managed Income Portfolio, 7,586,852 shares	**	7,702,959

		REGISTERED INVESTMENT COMPANIES:
	PIMCO Advisors	PIM Total Return Fund, 300,521 shares	**	3,212,564
	PIMCO Advisors	PIM Real Return Fund, 36,820 shares	**	403,917
	American Beacon	American Beacon Large Cap Value Inst Fund 139,300 shares	**	4,004,883
	JP Morgan	Undiscovered Managers Behavioral Value Fund, 34,713 shares	**	1,866,178
	John Hancock	JHancock Disciplined Value Mid Cap Fund, 150,029 shares	**	2,721,524
	Columbia Funds	Columbia Acorn Y Fund, 160,192 shares	**	6,076,065
*	Fidelity	Spartan 500 Index Advantage Fund, 64,108 shares	**	4,198,432
*	T. Rowe Price	TRP New Horizons Fund, 14,424 shares	**	667,377
*	Fidelity	Fidelity Balanced K Fund, 193,837 shares	**	4,407,847
*	Fidelity	Fidelity Contrafund K, 91,442 shares	**	8,784,847
*	Fidelity	Fidelity International Discovery K Fund, 131,384 shares	**	5,307,911
*	Vanguard	Vanguard Target Retirement 2015 Fund, 80,148 shares	**	1,183,791
*	Vanguard	Vanguard Target Retirement 2020 Fund, 107,919 shares	**	2,925,673
*	Vanguard	Vanguard Target Retirement 2025 Fund, 313,458 shares	**	4,936,968
*	Vanguard	Vanguard Target Retirement 2030 Fund, 91,425 shares	**	2,526,997
*	Vanguard	Vanguard Target Retirement 2035 Fund, 150,283 shares	**	2,551,802
*	Vanguard	Vanguard Target Retirement 2040 Fund, 148,960 shares	**	4,218,560
*	Vanguard	Vanguard Target Retirement 2045 Fund, 95,352 shares	**	1,693,457
*	Vanguard	Vanguard Target Retirement 2050 Fund, 14,145 shares	**	398,761
*	Vanguard	Vanguard Target Retirement 2055 Fund, 3,249 shares	**	98,613
*	Vanguard	Vanguard Target Retirement Income Fund, 48,990 shares	**	612,375

		OTHER:
*	Various	Self Managed Accounts	**	820,644

		PARTICIPANT LOANS:
*	Various participants	Participants loans made to participants, with interest accruing at rates from 4.25% to 9.25%, and various maturity dates through October 2022	**	1,020,848

		Adjustment from fair value to contract value for Stable Value Fund		—

				$73,176,083

*	Party In Interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.

APPENDIX 2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-168794 on Form S-8 and Registration Statement No. 333-196642 on Form S-3 of our report dated June 18, 2014, relating to the financial statements and financial statement schedule of Beazer Homes USA, Inc. 401(k) Plan appearing in this Annual Report on Form 11-K of Beazer Homes USA, Inc. 401(k) Plan for the year ended December 31, 2013.
/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia

June 18, 2014